NUVEEN INVESTMENT TRUST V

ESTABLISHMENT AND DESIGNATION OF SERIES OF

SHARES OF BENEFICIAL INTEREST

WHEREAS, pursuant to Section 2 of Article IV of the Declaration of Trust dated September 27, 2006 (the “Declaration”), of Nuveen Investment Trust V, a Massachusetts business trust (the “Trust”), the Trustee of the Trust, this 27th day of September, 2006, hereby establishes and designates one series of Shares (as defined in the Declaration) (the “Fund”) to have the special and relative rights of such series;

1. The following Fund is established and designated:

Nuveen Preferred Securities Fund

2. The Fund shall be authorized to hold cash, invest in securities, instruments and other property and use investment techniques as from time to time described in the Trust’s then currently effective registration statement under the Securities Act of 1933 to the extent pertaining to the offering of Shares of such Fund. Each Share of each Fund shall be redeemable, shall be entitled to one vote (or fraction thereof in respect of a fractional share) on matters on which Shareholders of that Fund may vote in accordance with the Declaration, shall represent a pro rata beneficial interest in the assets allocated or belonging to such Fund, and shall be entitled to receive its pro rata share of the net assets of such Fund upon liquidation of such Fund, all as provided in Article IV, Sections 2 and 5 of the Declaration. The proceeds of the sale of Shares of each Fund, together with any income and gain thereon, less any diminution or expenses thereof, shall irrevocably belong to such Fund, unless otherwise required by law.

3. Shareholders of each Fund shall vote either separately as a class on any matter to the extent required by, and any matter shall be deemed to have been effectively acted upon with respect to such Fund as provided in Rule 18f-2, as from time to time in effect, under the Investment Company Act of 1940, as amended, or any successor rules, and by the Declaration.

4. The assets and liabilities of the Trust shall be allocated among each Fund and any other series of Shares that may be established from time to time as set forth in Article IV, Section 5 of the Declaration.

5. The designation of each Fund hereby shall not impair the power of the Trustees from time to time to designate additional series of Shares of the Trust.

6. Subject to the applicable provisions of the 1940 Act and the provisions of Article IV, Sections 2 and 5 of the Declaration, the Trustees shall have the right at any time and from time to time to reallocate assets and expenses or to change the designation of each Fund now or hereafter created, or to otherwise change the special relative rights of each Fund designated hereby without any action or consent of the Shareholders.

IN WITNESS WHEREOF, the undersigned, being the sole Trustee of the Trust, has executed this instrument as of this 27th day of September, 2006.

/s/ Timothy R. Schwertfeger

Timothy R. Schwertfeger,

    as Trustee

333 West Wacker Drive

Chicago, Illinois 60606

STATE OF ILLINOIS	)
	)	SS.
COUNTY OF COOK	)

Then personally appeared the above-named person who is known to me to be the sole Trustee of the Trust whose name and signature is affixed to the foregoing Designation of Series and who acknowledged the same to be his free act and deed, before me this 27th day of September, 2006.

“OFFICIAL SEAL” Virginia L. Corcoran Notary Public, State of Illinois My Commission Expires: 10/27/09	/s/ Virginia L. Corcoran Notary Public